Exhibit 4.1

SECOND AMENDED AND RESTATED DIVIDEND REINVESTMENT PLAN

OF

AB PRIVATE CREDIT INVESTORS CORPORATION

Effective as of November 11, 2021

AB Private Credit Investors Corporation, a Maryland corporation (the “Fund”), hereby adopts the following plan (the “Plan”) with respect to cash dividend distributions declared by its Board of Directors (the “Board of Directors”) on shares of the Fund’s common stock, par value $0.01 per share (the “Shares”).

1. Unless a stockholder specifically elects to have any portion of its cash dividend distributions reinvested by the Fund in Shares pursuant to paragraph 3 below, all cash dividend distributions hereafter declared by the Board of Directors shall be paid in cash to each stockholder, and no action shall be required on such stockholder’s part to receive such cash.

2. Such cash dividend distributions shall be payable on such date or dates (each, a “Payment Date”) as may be fixed from time to time by the Board of Directors to stockholders of record at the close of business on the record date(s) established by the Board of Directors for the cash dividend distribution involved.

3. Prior to the initial public offering of the Shares, the Fund intends to use primarily newly issued Shares to implement the Plan. The number of Shares to be issued to a stockholder that has elected to have its cash dividend distributions reinvested in accordance with this paragraph 3 (each, a “Participant”) shall be the amount determined by dividing the total dollar amount of the distribution payable to such Participant by the net asset value per Share as of the Payment Date as determined by the Board of Directors or a committee thereof (the “Payment Date NAV”), which may result in the issuance of fractional Shares (computed to three decimal places). To exercise the option of having its cash dividend distributions reinvested, such stockholder shall notify the Fund in writing (using the form of notice distributed to such stockholder by the Fund) so that such notice is received by the Fund on behalf of State Street Bank and Trust Company (the “Plan Administrator”) no later than September 30 of the year prior to which the first cash dividend distribution such stockholder wishes to have reinvested is made. Such election shall remain in effect until the stockholder shall notify the Fund on behalf of the Plan Administrator in writing of such stockholder’s desire to change its election, which notice shall be delivered to the Fund on behalf of the Plan Administrator no later September 30 of the year prior to which such stockholder wishes its new election to take effect.

4. Shares issued pursuant to the Plan in connection with any cash dividend shall be issued to each Participant (i) in the event that the Payment Date NAV has been approved by the Board of Directors (or a committee thereof) prior to the Payment Date of such cash dividend, on the Payment Date or (ii) otherwise, promptly upon the date such approval has been provided by the Board of Directors. All Shares issued pursuant to the Plan shall be issued in non-certificated form and shall be credited to such Participant on the books and records of the Fund.

5. The Fund will confirm to each Participant each issuance of Shares made to such Participant pursuant to the Plan as soon as practicable following the date of such issuance.

6. The Plan Administrator’s service fee, if any, and expenses for administering the Plan will be paid for by the Fund. There will be no brokerage charges or other charges to stockholders who participate in the Plan.

7. The Plan may be terminated by the Fund upon notice in writing mailed to each Participant at least 30 days prior to the effectiveness of such termination.

8. These terms and conditions may be amended or supplemented by the Fund at any time. Any such amendment or supplement may include an appointment by the Plan Administrator in its place and stead of a successor agent under the terms and conditions agreed upon by the Fund, with full power and authority to perform all or any of the acts to be performed by the Plan Administrator as agreed to by the Fund.

9. The Plan Administrator will at all times act in good faith and use its best efforts within reasonable limits to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law, but assumes no responsibility and shall not be liable for loss or damage due to errors.

10. These terms and conditions shall be governed by the laws of the State of New York, without regard to the conflicts of law principles thereof, to the extent such principles would require or permit the application of the laws of another jurisdiction.

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